FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

CONTENTS

On June 1, 2015 the Registrant published immediate reports on the MAGNA site of the Israel Securities Authority and Tel Aviv Stock Exchange regarding the following matters, which are summarized below:

1)	Cessation of service of an office holder

Mr. Thomas A. Dempsey was terminated from his position and ceased serving as VP U.S. effective June 1, 2015.

2)	Appointment of office holder

Mr. Jeremy S. Starkweather was appointed VP of US Sales & Marketing effective as of June 1, 2015.

Mr. Starkweather has more than 15 years of medical device sales & marketing experience.  Prior to joining Medigus, Jeremy was the Vice-President of Sales & Business Development at Xlumena.  He led the US launch and commercialization efforts for the AXIOS™ Stent.  Xlumena was acquired by Boston Scientific Corp. in April 2015.  Prior to Xlumena, Jeremy spent 11 years in the GI Endoscopy Division of Boston Scientific.  He held multiple positions in sales, marketing, & market development.  He began his career in sales at Smith & Nephew & Synthes USA.  Jeremy has a BS in Business from Oral Roberts University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 1, 2015	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer